1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

June 26, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ashley Vroman-Lee, Division of Investment Management

Re:	KKR US Direct Lending Fund-U Inc. (the “Registrant” or the “Fund”)

(File No. 811-23908)

Dear Ms. Vroman-Lee:

On a June 10, 2024, call, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Fund’s registration statement on Form N-2, as filed by the Fund on April 29, 2024. A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

Comment 1. In the section entitled “Summary of Terms,” under the caption “Risks—Non-Controlling Equity Investments; Investments in Equity Securities; Investments and Joint Ventures with Third Parties,” the disclosure states: “Additionally, the Fund’s joint venture investments may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on the Fund by the 1940 Act.” Please supplementally explain the basis for the Fund’s position that the Fund’s joint venture investments may be highly leveraged and that such leverage would not count towards leverage limitations under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), or Rule 18f-4 thereunder.

Response 1. The Fund respectfully submits that this disclosure is meant to describe joint venture arrangements that are common for business development companies (“BDCs”) and closed-end funds, wherein a BDC or closed-end fund will enter into a joint venture with an unaffiliated third party and share governance in a private investment company. On account of the shared governance, such entity would not be consolidated for financial reporting purposes and, consistent with industry practice, the leverage of such non-consolidated entity would not be considered for purposes of Section 18 of the 1940 Act.

Comment 2. In the section entitled “Summary of Fund Expenses,” please revise footnote 1 to the fee and expense table to state that the Management Fee Waiver will extend for one year from the date of the POS AMI filing and that during that year, the Management Fee Waiver will only be able to be terminated by the Board.

Response 2. The Fund respectfully submits that the referenced footnote discloses that the Management Fee Waiver will remain in effect through at least December 31, 2025, which is more than one year from the date of the POS AMI filing on April 29, 2024. The Fund will update this footnote in future filings to disclose that the Management Fee Waiver cannot be terminated prior to the then-current term (which term will be no less than one year from the date of such filing) without the Board’s consent.

Comment 3. Please confirm hyperlinks are included wherever information is incorporated by reference.

Response 3. The Fund will update the disclosure accordingly in future filings.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld